UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*
                          Equalnet Communications Corp.
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                              (Name of the Issuer)


                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                    294408109
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                                 (CUSIP Number)


                                Brian W. Pusch, Esq.
                            Law Offices of Brian W Pusch
                                 Penthouse Suite
                               29 West 57th Street
                             New York, New York  10019
                                  212-980-0408

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                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               March 25, 1999
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 294408109
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1       NAMES OF REPORTING PERSONS:
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:

                      Advantage Fund Ltd.
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                 (a)    [ ]
                                                                 (b)    [ ]
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3       SEC USE ONLY

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4       SOURCE OF FUNDS (See Instructions):

                               N/A
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5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):                 [ ]

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6       CITIZENSHIP OR PLACE OF ORGANIZATION:
                       British Virgin Islands

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   NUMBER                      7      SOLE VOTING POWER:    0
     OF
   SHARES                      -----------------------------------------------
BENEFICIALLY                   8      SHARED VOTING POWER:  22,500
   OWNED
     BY                        -----------------------------------------------
    EACH                       9      SOLE DISPOSITIVE POWER:    0
 REPORTING
   PERSON                      -----------------------------------------------
    WITH                       10     SHARED DISPOSITIVE POWER:  22,500
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11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  22,500
	(See Item 5)
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12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES (See Instruction):                                  [ ]

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13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   0.1%
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14      TYPE OF REPORTING PERSON (See Instructions):   CO
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
CUSIP No. 294408109
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1       NAMES OF REPORTING PERSONS:
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:

                      Genesee International, Inc.
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                 (a)    [ ]
                                                                 (b)    [ ]
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3       SEC USE ONLY

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4       SOURCE OF FUNDS (See Instructions):

                       N/A
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5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS                 [ ]
        REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
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6       CITIZENSHIP OR PLACE OF ORGANIZATION:
                        Delaware
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   NUMBER                      7      SOLE VOTING POWER:     0
     OF
   SHARES                      -----------------------------------------------
BENEFICIALLY                   8      SHARED VOTING POWER:   22,500
   OWNED
     BY                        -----------------------------------------------
    EACH                       9      SOLE DISPOSITIVE POWER:    0
 REPORTING
   PERSON                      -----------------------------------------------
    WITH                       10     SHARED DISPOSITIVE POWER:  22,500
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11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  22,500
	(See Item 5)
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12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES (See Instruction):                           [ ]
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13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.1%
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14      TYPE OF REPORTING PERSON (See Instructions):  CO
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
CUSIP No. 294408109
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1       NAMES OF REPORTING PERSONS:
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:

                Donald R. Morken
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                       (a)    [ ]
                                                       (b)    [ ]
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3       SEC USE ONLY
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4       SOURCE OF FUNDS (See Instructions):                N/A
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5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):                 [ ]
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6       CITIZENSHIP OR PLACE OF ORGANIZATION:
                  United States
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   NUMBER                      7      SOLE VOTING POWER:    0
     OF
   SHARES                      -----------------------------------------------
BENEFICIALLY                   8      SHARED VOTING POWER:  22,500
   OWNED
     BY                        -----------------------------------------------
    EACH                       9      SOLE DISPOSITIVE POWER:     0
 REPORTING
   PERSON                      -----------------------------------------------
    WITH                       10     SHARED DISPOSITIVE POWER:  22,500
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11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 22,500
	(See Item 5)
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12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES (See Instruction):                                  [ ]
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13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   0.1%
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14      TYPE OF REPORTING PERSON (See Instructions):   IN
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
CUSIP No. 294408109
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1       NAMES OF REPORTING PERSONS:
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:

            MCM Partners, a Washington Limited Partnership
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)    [ ]
                                                                (b)    [ ]
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3       SEC USE ONLY

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4       SOURCE OF FUNDS (See Instructions):                 N/A
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5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS                 [ ]
        REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
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6       CITIZENSHIP OR PLACE OF ORGANIZATION:
                   Washington
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   NUMBER                       7      SOLE VOTING POWER:     0
     OF
   SHARES                      -----------------------------------------------
BENEFICIALLY                    8      SHARED VOTING POWER:   0
   OWNED
  BY EACH                      -----------------------------------------------
 REPORTING                      9       SOLE DISPOSITIVE POWER:    0
   PERSON
    WITH                       -----------------------------------------------
                               10       SHARED DISPOSITIVE POWER:  0
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11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  0
	(See Item 5)
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12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES (See Instruction):                             [ ]
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13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
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14      TYPE OF REPORTING PERSON (See Instructions):   PN
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
ITEM 1.         SECURITY AND ISSUER.

                This Amendment No. 2 on Schedule 13D amends Item 1 and Item 5 of the initial statement on Schedule 13D dated March 5, 1998 filed by the Reporting Persons (as defined herein) as amended by Amendment No. 1 thereto dated September 16, 1998 (such initial statement on Schedule 13D as amended by such Amendment No. 1 is referred to herein as the "Schedule 13D"). This Amendment No. 2 relates to the Common Stock, $.01 par value ("Common Stock") of Equalnet Communications Corp., a Texas corporation, formerly known as EqualNet Holding Corp. (the "Issuer"). The Issuer's principal executive offices are located at 1250 Wood Branch Park Drive, Houston, Texas 77079.

                This Amendment No. 2 is being filed on behalf of Advantage Fund Ltd., a British Virgin Islands corporation (the "Fund"), Genesee International, Inc., a Delaware corporation ("Genesee"), Donald R. Morken ("Mr. Morken"), and MCM Partners, a Washington Limited Partnership ("MCM"). The foregoing persons are hereinafter sometimes collectively referred to as "Reporting Persons." Information as to each Reporting Person set forth in this Amendment No. 2 has been provided by such Reporting Person.

                Capitalized terms used in this Amendment No. 2 without definition have the respective meanings given such terms in the Schedule 13D. References in this Amendment No. 2 to the "Series D Preferred Shares" means the 1,875 initial shares of Series D Preferred Stock and the 50 additional shares of Series D Preferred Stock received as dividends thereon to date. References in this Amendment No. 2 to the "GFL Note" include additional notes of like tenor received in payment of accrued interest thereon which to date aggregate $40,516 in principal amount.


ITEM 5.         INTEREST IN SECURITIES OF THE ISSUER.

        (a)     Conversion Restrictions.

                The terms of the Series D Preferred Stock, the GFL Note and the GFL Warrants provide that a holder thereof may not convert or exercise any portion of such securities if such conversion or exercise would cause such holder's beneficial ownership of the Common Stock, including shares held by all persons whose beneficial ownership would be aggregated with such holder, (other than shares so owned through ownership of such unconverted securities or other convertible securities containing similar restrictions) to exceed 4.9% of the outstanding Common Stock (collectively, the "Conversion Restrictions"). On March 25, 1999, the Issuer amended the terms of the Series A Preferred Stock to add Conversion Restrictions so that conversions of the Series A Preferred Stock became subject to the same 4.9% beneficial ownership limitation applicable to the Series D Preferred Stock, the GFL Note and the GFL Warrants. Accordingly, by reason of such Conversion Restrictions, none of the Reporting Persons or GFL may beneficially own in excess of 4.9% of the outstanding shares of Common Stock. For purposes of the numerical and percentage disclosures required by this Item 5, no beneficial ownership of Common Stock has been attributed to the Reporting Persons with respect to the Series A Preferred Shares, the Series D Preferred Shares, the GFL Note and the GFL Warrants, all of which are unconverted or unexercised.

        (b)     Securities Owned by the Fund.

                (1) As of the date of this Amendment No. 2, the Fund is the direct beneficial owner of 22,500 shares of Common Stock (the "Common Shares"). The Common Shares represent approximately 0.1% of the outstanding shares* of Common Stock. In addition, the Fund is the direct beneficial owner of all Series D Preferred Shares.

               (2) Genesee, in its capacity as investment manager for the Fund, shares with the Fund the power to direct the disposition and direct the vote of the Common Shares and the Series D Preferred Shares owned directly by the Fund. Genesee, in its capacity as investment manager for GFL, also shares with GFL the power to direct the disposition and direct the vote of the shares of Common Stock issuable upon conversion of the GFL Note and upon exercise of the GFL Warrants. Mr. Morken, by reason of his position as the President and Treasurer, a director and the controlling stockholder of Genesee, may be deemed to indirectly share the power to direct the disposition and direct the vote of the Common Shares as well as the Series D Preferred Shares and the shares of Common Stock issuable upon conversion of the Series D Preferred Shares and the GFL Note and upon exercise of the GFL Warrants. Except as described in Item 5(b)(1) and in this Item 5(b)(2) no other person identified in Item 2(a) has or shares the power to dispose or the power to vote the Common Shares, the Series D Preferred Shares, or the shares of Common Stock issuable upon conversion of the Series D Preferred Shares and the GFL Note and upon exercise of the GFL Warrants.

                (3) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares and the Series D Preferred Shares beneficially owned by the Fund.

        (c)     Series A Preferred Stock Owned by MCM.

                (1) As of the date of this Amendment No. 2, MCM is the direct beneficial owner of all 2,000 Series A Preferred Shares.

                (2) Mr. Morken, individually, by reason of his position as sole general partner of MCM, may be deemed to indirectly share the power to direct the disposition and direct the vote of the shares of Common Stock into which the Series A Preferred Shares can be converted. Except as described in
Item 5(c)(1) and in this Item 5(c)(2), no other person identified in Item 2(a) has or shares the power to dispose or the power to vote the Series A Preferred Shares and shares of the Common Stock into which they can be converted.

                (3) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Series A Preferred Shares beneficially owned by MCM.

        (d)     Date Reporting Persons Ceased To Be Five Percent Beneficial
Owners.

                On March 25, 1999, each of MCM and Mr. Morken ceased to be the beneficial owner of more than five percent of the Common Stock. Each of the

------------------
* 18,385,832 shares of Common Stock were reported as outstanding as of February 16, 1999 in the Issuer's Quarterly Report on Form 10-Q for the period ended December 31, 1998.


Fund and Genesee continue to beneficially own less than five percent of the Common Stock.

                                    SIGNATURE

                After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  April 6, 1999

                                  ADVANTAGE FUND LTD.

                                  By:  INTER CARIBBEAN SERVICES LTD.,
                                       Secretary and Director of
                                       ADVANTAGE FUND LTD.



                                      By:      /s/ W.R. Weber
                                         -------------------------------
                                           W.R. Weber
                                           Attorney-in-Fact

                                      By:      /s/ Kieran Conroy
                                         -------------------------------
                                           Kieran Conroy
                                           Attorney-in-Fact


                                  GENESEE INTERNATIONAL, INC.



                                  By:     /s/ Donald R. Morken
                                     -------------------------------
                                          Donald R. Morken
                                          President



                                  /s/ Donald R. Morken
                                  -------------------------------
                                  Donald R. Morken


                                  MCM PARTNERS, A WASHINGTON LIMITED
                                  PARTNERSHIP



                                  By:     /s/ Donald R. Morken
                                     -------------------------------
                                          Donald R. Morken
                                          General Partner